TDI HOLDING CORPORATION
                             8750 East Otero Circle
                           Centennial, Colorado 80112
                                 (303) 375-8500


                                 August 18, 2005


VIA EDGAR
---------

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     SB-2 filed on August 8, 2001
        333-68510-LA

Ladies and Gentlemen:

     The Company hereby states that the above-referenced SB-2 filed under the Company's old name, TangibleData, Inc., is withdrawn. No shares were sold and no action has been taken regarding the SB-2.

                                Very truly yours,

                                TDI HOLDING CORPORATION



                                By:  /s/ Blair Zykan
                                     -----------------------
                                     Blair Zykan
                                     President